SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SIGNS AGREEMENT WITH VER.DI (GERMAN) CABIN CREW UNION

ITALIAN CABIN CREW - HUGE VOTE FOR CLA WITH 88% MAJORITY

CABIN CREW RECOGNITION AGREEMENTS SIGNED IN GREECE AND SWEDEN

Ryanair today (8 Nov) confirmed that it has signed a Collective Labour Agreement (CLA) framework and Social Plan with Ver.di, the German cabin crew union, to cover all of Ryanair's German based cabin crew. This agreement (which is now subject to a cabin crew ballot) confirms the application of German labour law to Ryanair's cabin crew and delivers pay increases and other benefits for all Ryanair German based cabin crew over the next two years.
Ryanair also confirmed that its Italian cabin crew have voted overwhelmingly (88%) in favour of the CLA signed recently between Ryanair and the 3 main cabin crew unions FIT CISL, ANPAC, and ANPAV. This CLA, which delivers pay and benefit improvements, will now apply to all of Ryanair's cabin crew in Italy for the next 3 years.
Over the past week, Ryanair has also signed new recognition agreements with cabin crew unions in Greece (RACU) and Sweden (UNIONEN). Ryanair will now work with these unions on long term CLAs to cover cabin crew in Greece and Sweden.

Ryanair's Chief People Officer, Eddie Wilson said:
"We are pleased to sign this CLA agreement with Ver.di, which will lead to pay improvements and other benefits for our German based cabin crew, subject to them voting in favour of this agreement over the coming week. This follows a very successful CLA ballot in Italy and recent cabin crew recognition agreements in Greece and Sweden.

These are further concrete signs of the substantial progress Ryanair is making in concluding agreements with our people and their unions in many different EU countries."

ENDS

For further information
please contact:                       Robin Kiely                                         Piaras Kelly
                                                Ryanair DAC                                      Edelman Ireland
                                                Tel: +353-1-9451949                          Tel: +353-1-6789 333
                                                press@ryanair.com                              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 08 November, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary